August 24, 2009

Securities and Exchange Commission
Public Filing Desk
100 F Street, NW
Washington, DC  20549

      Re:   The James Advantage Funds
            File No. 811-8411

Ladies and Gentlemen:

      Pursuant to paragraph (g) of Rule 17g-1 promulgated under the Investment Company Act of 1940, enclosed for filing is a copy of the Board of Trustees' resolution and a copy of the Joint Fidelity Bond Agreement which add the James Long-Short Fund to the executed bond of The James Advantage Funds (the "Trust").

      Premiums have been paid through June 26, 2010.

      Please feel free to contact me at 513.878.4070 with any questions.

Very truly yours,


/s/ Frank L. Newbauer

Frank L. Newbauer
Assistant Secretary

Enclosures

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                                   RESOLUTIONS

      The undersigned hereby certifies that he is the duly elected Assistant Secretary of The James Advantage Funds (the "Trust") and that the Board of Trustees, including a majority of the Trustees who are not "interested persons" of the Trust, adopted the following resolutions at a meeting at which a quorum was present on August 19, 2009:

            "WHEREAS, the Trustees of the Trust, including the Independent Trustees, have reviewed the amount, type, form and premium of Great American Insurance Company Policy No. 124-40-92-10 (the 'Fidelity Bond'); and

            WHEREAS, the amount of coverage under the Fidelity Bond is $1,000,000, being the amount required by Rule 17g-1 promulgated under the Investment Company Act of 1940;

            THEREFORE, BE IT RESOLVED, that the amount, type, form and coverage of the Fidelity Bond are reasonable and the Fidelity Bond be, and hereby is, ratified, and

            FURTHER RESOLVED, that the allocation of premium be, and it hereby is, approved based upon the respective net assets of each series of the Trust, and

            FURTHER RESOLVED, that the Joint Fidelity Bond Agreement discussed at this meeting be, and it hereby is, approved as the joint insured agreement required by paragraph (f) of Rule 17g-1; and

            FURTHER RESOLVED, that the Secretary or Assistant Secretary of the Trust be, and he or she is, designated as the person who shall make the filings and give the notices required by paragraph (g) of Investment Company Act of 1940 rule 17(g)-1; and

            FURTHER RESOLVED, that the officers of the Trust be, and they hereby are, authorized to take any and all other actions required to effectuate these resolutions."

Witness my hand this 24th day of August, 2009.


                        /s/ Frank L. Newbauer
                        Frank L. Newbauer, Assistant Secretary

                          JOINT FIDELITY BOND AGREEMENT

      This Agreement is made this 28th day of July, 2009 by The James Advantage Funds (the "Trust"), an open-end investment company registered under the Investment Company Act of 1940, on behalf of The James Balanced: Golden Rainbow Fund, The James Small Cap Fund, The James Equity Fund, The James Market Neutral Fund, The James Mid Cap Fund and The James Long-Short Fund (collectively, with any future series of The James Advantage Funds, the "Funds").

WITNESSETH:

      WHEREAS, the Trust is an open-end management investment company registered under the Investment Company Act of 1940 (the "Act"); and

      WHEREAS, the Act and Rule 17g-1 promulgated thereunder require the Funds to purchase a fidelity bond under which the Funds are named insureds; and

      WHEREAS, Rule 17g-1 requires that the named insureds under such a bond covering more than one Fund enter into an agreement with respect to certain matters;

      NOW THEREFORE, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:

      1. Description of Bond. Great American Insurance Company has issued a joint fidelity bond in the amount of $1,000,000 (which may be increased from time to time) which designates the Funds as named insureds (the "Bond").

      2. Minimum Recovery. In the event recovery is received under the Bond as a result of loss sustained by the Funds, each Fund shall receive an equitable and proportionate share of the recovery which shall be at least equal to the amount which each Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1)

      3. Term. The term of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond.

      IN WITNESS WHEREOF, the James Advantage Funds has executed this Agreement, on behalf of the Funds, on the date above mentioned.


THE JAMES BALANCED:
GOLDEN RAINBOW FUND                  THE JAMES SMALL CAP FUND


By:/s/ Thomas L. Mangan                       By: /s/ Thomas L. Mangan
   ------------------------                      ---------------------------


THE JAMES EQUITY FUND                THE JAMES MARKET NEUTRAL FUND


By: /s/ Thomas L. Mangan                      By: /s/ Thomas L. Mangan
   ------------------------                      -----------------------------


THE JAMES MID CAP FUND               THE JAMES LONG-SHORT FUND


By: /s/ Thomas L. Mangan                      By:/s/ Thomas L. Mangan
   ------------------------                      ------------------------